Exhibit 99.11

SECOND AMENDMENT TO

AMENDED AND RESTATED

MASTER SERVICES AGREEMENT

This Second Amendment to Amended and Restated Master Services Agreement (this “Amendment 2”) dated February 3, 2020 (the “Amendment 2 Effective Date”) is made by and between inVentiv Commercial Services, LLC, a Syneos Health™ group company with an office located at 500 Atrium Drive, Somerset, NJ 08873 (“Syneos Health”) and Theratechnologies Inc., a Canadian corporation with offices located at 2015 Peel Street, 11th Floor, Montreal, Quebec, Canada H3A 1T8 (“Client”). Client and Syneos Health may each be referred to herein as a “Party” and collectively, the “Parties”.

RECITALS

WHEREAS, Syneos Health and Client are Parties to that certain Amended and Restated Master Services Agreement effective as of December 14, 2016, as amended by the First Amendment dated February 27, 2019 (the “Agreement”); and

WHEREAS, the Parties desire to further amend the Agreement as set forth herein.

NOW THEREFORE, in consideration of the above Recitals, the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby understand and agree as follows:

1.	Capitalized Terms. All capitalized terms used but not otherwise defined in this Amendment 2 have the same meaning given to such terms in the Agreement.

2.	Additional Section. The Section below shall be inserted in the Agreement as a new Section 14(l):

“inVentiv will ensure that its personnel providing the Services under the applicable Project Agreement (including, as applicable to the Services, its Affiliate, its Affiliate’s personnel and subcontractors) are capable professionally, duly trained and qualified, and have reasonable resources for prompt management of adverse event reports and quality complaints related to Client’s products. Adverse Events shall mean any “Adverse Drug Experience,” as defined in 21 C.F.R. 310.305(b) and 21 C.F.R. 314.80(a) and/or “Adverse experience” as defined in 21 C.F.R. 600.80(a), (as applicable) and/or “Adverse Reaction”, including “Special Situations” as defined in DIR 2001/83/EC Art 1(11), EMA/876333/2011 Rev 4 and EMA/873138/2011 Rev 2; or any replacements thereto. inVentiv shall within one business day of becoming aware of an Adverse Event notify Client by contacting 1-833-238-4372, or such other phone numbers or addresses as provided by Client if it receives any information that relates, refers or pertains to: (i) an adverse or unexpected event in humans relating to the Product; (ii) a complaint relating to the Product quality; or (iii) any report of any other problem involving Client’s product (e.g., contamination, discoloration, improper labeling, adulteration, etc.). Client will be responsible for the reporting of any potential adverse events or complaints to appropriate government agencies, with exception in cases where inVentiv has been contracted for pharmacovigilance services.”

3.	Term: Section 11 of the Agreement is hereby deleted in its entirety and replaced with the following:

“The Agreement shall be in effect as of the Effective Date and shall remain in effect until November 30, 2021 (the “Term”) or until such later date as may be set forth in a Project Agreement

(it being understood that this Agreement will not terminate in the event the term set forth in a Project Agreement is longer than the term set forth herein). The Parties may extend this Agreement for additional periods of one year each (each an “Additional Term”) by mutual written agreement not less than [REDACTED: Time Period] prior to end of the then current term.”

4.	Miscellaneous.

a.	Except as specifically amended or modified in this Amendment 2, each term of the Agreement shall continue to be in full force and effect.

b.

This Amendment 2 may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Execution and delivery of this Amendment 2 by exchange of facsimile copies or via pdf file bearing the signature of a party hereto shall constitute a valid and binding execution and delivery of this Amendment 2 by such party. Such facsimile copies and or pdf versions shall constitute enforceable original documents.

c.

The terms of this Amendment 2 are intended by the Parties to be the final expression of their agreement with respect to the subject matter hereof and may not be contradicted by evidence of any prior or contemporaneous agreement. The Parties further intend that this Amendment 2 constitute the complete and exclusive statement of its terms and shall supersede any prior agreement with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment 2 to the Agreement to be effective as of the Amendment 2 Effective Date.

THERATECHNOLOGIES INC.		INVENTIV COMMERCIAL SERVICES, LLC

By:	(signed) Luc Tanguay	By:	(signed) Philip P. Moussally
Name:	Luc Tanguay	Name:	Philip P. Moussally
Title:	President and Chief Executive Officer	Title:	CFO Deployment Solutions
Date:	February 3, 2020	Date:	February 3, 2020

By:	(signed) Philippe Dubuc
Name:	Philippe Dubuc
Title:	Senior Vice President and Chief Financial Officer
Date:	February 3, 2020

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